File No. 70-


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                           ------------------------

                      CENTRAL AND SOUTH WEST CORPORATION
                         1616 Woodall Rodgers Freeway
                               Dallas, TX 75202

                       CENTRAL POWER AND LIGHT COMPANY
                         539 North Carancahua Street
                       Corpus Christi, Texas 78401-2802

                      PUBLIC SERVICE COMPANY OF OKLAHOMA
                            212 East Sixth Street
                          Tulsa, Oklahoma 74119-1212

                     SOUTHWESTERN ELECTRIC POWER COMPANY
                              428 Travis Street
                       Shreveport, Louisiana 71156-0001

                         WEST TEXAS UTILITIES COMPANY
                              301 Cypress Street
                          Abilene, Texas 79601-5820

           (Names of companies filing this statement and addresses
                       of principal executive offices)
                           ------------------------

                      CENTRAL AND SOUTH WEST CORPORATION
               (Name of top registered holding company parent)
                           ------------------------

                          Wendy G. Hargus, Treasurer
                      Central and South West Corporation
                         1616 Woodall Rodgers Freeway
                             Dallas, Texas 75202

                             Joris M. Hogan, Esq.
                       Milbank, Tweed, Hadley & McCloy
                           1 Chase Manhattan Plaza
                        New York. New York 10005-1413

                 (Names and addresses of agents for service)



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         Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiary companies Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), and West Texas Utilities Company ("WTU"), each referred to as an "Operating Subsidiary" and collectively referred to as the "Operating Subsidiaries", hereby file this Form U-1 Application-Declaration.
ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS.
         CSW and/or the Operating Subsidiaries propose to issue tax deductible preferred securities ("Preferred Securities") as part of a restructuring of the existing preferred stock component of the Operating Subsidiaries' capitalization (the "Preferred Restructuring") which consists of (i) eliminating provisions in the Operating Subsidiaries' articles restricting the amount of unsecured debt, and Preferred Securities which may be treated as unsecured debt, issuable by each Operating Subsidiary, (ii) acquiring or calling all or a portion of the Operating Subsidiaries' outstanding preferred stock, and (iii) issuing at the CSW and/or the Operating Subsidiary level Preferred Securities, all as described in the following introduction to Item 1 and in more detail in Item 1, Sections A through F, below.
         The Operating Subsidiaries propose to solicit proxies or consents from the holders of their outstanding shares of preferred stock and common stock ("Proxy Solicitation") to approve a proposed amendment to CPL and WTU's Restated Articles of Incorporation and PSO and SWEPCO's Restated Certificates of Incorporation (collectively, the "Articles") that would eliminate a provision restricting the amount of unsecured debt issuable by each Operating Subsidiary (individually, a "Proposed Amendment" and collectively, the "Proposed Amendments"). If proxies are solicited, they would be voted at special meetings of the Operating Subsidiaries' respective stockholders to be held as soon as possible (the "Special Meetings") for the purpose of voting on the Proposed

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Amendments. If the Proposed Amendments are adopted, the Operating Subsidiaries may make a special cash payment as specified below to each preferred stockholder who voted in favor of the applicable Proposed Amendment; provided that any such shares were not tendered in a concurrent cash tender offer for such shares (described below).
         Concurrently with or shortly before the Proxy Solicitation, CSW may make a cash tender offer ("Offer") for any and all shares of one or more series of outstanding preferred stock of the Operating Subsidiaries. Additionally, the Operating Subsidiaries may call shares of any or all series of outstanding preferred stock at the applicable call price. The Offer for each series of preferred stock will be independent of the Offer for any other series. CSW plans to terminate the Offer for each series of preferred stock at 5 P.M. (New York City Time) on the date of the applicable Special Meeting or expiration of the consent solicitation ("Expiration Date") but may extend the Expiration Date or terminate the Offer early under certain circumstances. A condition to the Offer may be that preferred stockholders who tender their shares pursuant to the Offer vote in favor or consent to the applicable Proposed Amendment. In such event, any shares not voted in favor of the Proposed Amendment will be deemed withdrawn and not validly tendered. Consummation of the Offer may be contingent upon one or more of the Proposed Amendments being approved and adopted at the Special Meetings.
         CSW and the Operating Subsidiaries request that the Securities and Exchange Commission (the "Commission") issue a public notice of the proposed transactions and an order authorizing the Proxy Solicitation (collectively, "Proxy Solicitation Order") by not later than January 17, 1997 so that (i) the Operating Subsidiaries may solicit proxies or consents in advance of the Expiration Date and (ii) CSW may commence any Offer. Applicants further request that as soon as practicable after issuance of the Proxy Solicitation Order, but not later than February 11, 1997, the Commission issue an order authorizing: (i) the Proposed Amendments and the proposed acquisition of any and all shares of

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the Operating Subsidiaries' preferred stock pursuant to the Offer; (ii) the reacquisition, retirement and cancellation by the Operating Subsidiaries of shares tendered to CSW pursuant to the Offer; and (iii) the use by CSW of its general funds and/or funds borrowed through its commercial paper program previously authorized by order dated March 21, 1995 (HCAR No. 26254), on an interim basis, to finance its purchase of shares tendered, accepted for payment and paid for pursuant to the Offer, until such time as such shares are reacquired by the Operating Subsidiaries.
         CSW and the Operating Subsidiaries also request that the order grant CSW and the Operating Subsidiaries authority to issue securities similar to the Preferred Securities currently in the marketplace (i.e., tax deductible preferred securities such as QUIPS, TOPRS, etc.) for the purpose of retiring or replacing outstanding first mortgage bonds and preferred stock at the Operating Subsidiaries, or any combination thereof, for the payment of outstanding short-term borrowings and for other general corporate purposes. In order to effectuate the issuance of the preferred securities, CSW and the Operating Subsidiaries propose to issue and sell from time to time in one or more series, directly, or indirectly through a special purpose financing subsidiary (as hereinafter defined) or affiliate of CSW or an Operating Subsidiary established for that purpose, Junior Subordinated Debentures (the "Debentures") and/or Preferred Securities. Each series of Debentures and/or Preferred Securities will mature in not more than 49 years. The Proxy Solicitation, Proposed Amendments, Offer and issuance of Debentures and/or Preferred Securities are discussed in more detail below.
         In addition, CSW and the Operating Subsidiaries request authority to manage interest rate risk, as appropriate, through the use of hedging products, including interest rate swaps, forward swaps and caps and collars as described in Item 1.D. below. CSW and the Operating Subsidiaries request authority to enter into the foregoing types of transactions from time to time in connection with the issuance of Debentures and Preferred Securities.

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         The preferred stock of each Operating Subsidiary, the number of shares outstanding, their par value and dollar amount outstanding as of September 30, 1996 are listed below. None of the shares are listed on the New York Stock Exchange ("NYSE") or any other exchange.
CPL
Money Market Preferred           750,000 shares    $100 Par Value $ 75,000,000
Auction Rate Pref. Series A      425,000 shares    $100 Par Value $ 42,500,000
Auction Rate Pref. Series B      425,000 shares    $100 Par Value $ 42,500,000
8.72% Series                     500,000 shares    $100 Par Value $ 50,000,000
7.12% Series                     260,000 Shares    $100 Par Value $ 26,000,000
4.20% Series                      75,000 Shares    $100 Par Value $  7,500,000
4.00% Series                     100,000 Shares    $100 Par Value $ 10,000,000
                                                                  ------------
                                                      Total       $253,500,000
PSO
4.24% Series                     100,000 Shares    $100 Par Value $10,000,000
4.00% Series                      97,900 Shares    $100 Par Value $ 9,790,000
                                                                  -----------
                                                      Total       $19,790,000
SWEPCO
6.95% Series                     340,000 Shares    $100 Par Value $34,000,000
5.00% Series                      75,000 Shares    $100 Par Value $ 7,500,000
4.65% Series                      25,000 Shares    $100 Par Value $ 2,500,000
4.28% Series                      60,000 Shares    $100 Par Value $ 6,000,000
                                                                  -----------
                                                      Total       $50,000,000
WTU
4.40% Series                      60,000 Shares    $100 Par Value $ 6,000,000
         All of the outstanding common stock of each Operating Subsidiary is owned by CSW. Each share of common stock and preferred stock of each series is entitled to one vote per share for purposes of the Proposed Amendments. Each Operating Subsidiary's outstanding common stock and preferred stock constitute its only outstanding securities entitled to vote on the applicable Proposed

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Amendment. None of the Operating Subsidiaries has any other authorized class of equity securities.
         A.  PROXY SOLICITATION AND PROPOSED AMENDMENTS
         1.  Terms of Proxy Solicitation and Proposed Amendments
         Each Operating Subsidiary's Articles currently provide that, without the consent of the holders of at least a majority of the total number of such Operating Subsidiary's shares of preferred stock of all series voting as one class, it may not issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness ("Unsecured Obligations"), for any purpose other than (a) refunding or renewing outstanding Unsecured Obligations resulting in later maturities or, (b) funding existing unsecured indebtedness (not represented by Unsecured Obligations), if immediately after such issue or assumption (1) the principal amount of all Unsecured Obligations issued or assumed by the Operating Subsidiary and then outstanding would exceed 20% of the aggregate of (i) the principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Operating Subsidiary and then outstanding and (ii) the total capital stock and surplus of the Operating Subsidiary as then recorded on its books (the "20% Provision"), or
(2) the principal amount of all Unsecured Obligations maturing in less than ten years, issued or assumed by the Operating Subsidiary and then outstanding, computed as herein provided, would exceed 10% of such aggregate amount (the "10% Provision"). For purposes of subparagraph (2) of the previous sentence, the principal amount of any Unsecured Obligations which had an original single maturity of more than ten years from the date thereof, and the principal amount of the final maturity of any serially-maturing Unsecured Obligations which had one or more original maturities of more than ten years from the date thereof, may not be regarded as Unsecured Obligations maturing in less than ten years until such principal amount is due or required to be paid within three years.

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The Proposed Amendments would eliminate the 10% and 20% Provisions by deleting them in their entirety from the Articles of each Operating Subsidiary.
         Approval and adoption of the applicable Proposed Amendment by each Operating Subsidiary's shareholders requires the affirmative consent or vote of the holders of not less than two-thirds of the outstanding shares of (1) the preferred stock of all series, voting together as one class, and (2) the common stock. CSW has advised the Operating Subsidiaries that it will vote its shares of common stock of each Operating Subsidiary in favor of the Proposed Amendments. Abstentions and broker non-votes in respect of the Proposed Amendments will have the effect of voting against the Proposed Amendments.
         Duly appointed inspectors of election will definitively count and tabulate the votes and determine and announce the results.
         The Operating Subsidiaries will engage an information agent in connection with the Proxy Solicitation. The information agent will be paid a fee totaling approximately $75,000 which includes reimbursement for its reasonable out-of-pocket expenses.
         Each Operating Subsidiary may elect to make a special cash payment out of its general funds (each, a "Cash Payment") for each share of preferred stock not tendered pursuant to the Offer that is properly voted in favor of the applicable Proposed Amendment.
         2.    Benefits of the Proposed Amendments
         CSW and the Operating Subsidiaries believe that adoption of the Proposed Amendments is critical to maximizing their respective financial flexibility and minimizing their financing costs for the benefit of utility customers and, indirectly, the Operating Subsidiaries' investors. CSW estimates that the ongoing financing flexibility and cost savings to be gained through the elimination of the 10% and 20% Provisions outweigh the one-time cost of the special Cash Payments and the other costs of the Proxy Solicitation. CSW and the Operating Subsidiaries further believe that the terms of any Offer will be

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attractive to tendering preferred stockholders (given the proposed per share purchase price) and will also benefit CSW's investors and system utility customers by (1) contributing to the elimination of the onerous Articles provisions concerning unsecured indebtedness, (2) creating flexibility in plannin and financing business activities and (3) resulting in the acquisition and subsequent retirement of certain outstanding shares of the Operating Subsidiaries' preferred stock and their replacement with less expensive financing alternatives.
         Although historically the Operating Subsidiaries' debt financing has been accomplished through the issuance of first mortgage bonds and short-term debt, CSW and the Operating Subsidiaries believe that unsecured debt will increase in importance over time as an option in financing construction programs, refinancing first mortgage bonds and providing funds for other general corporate purposes. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in the securities markets and the electric utility industry. For example, if the Operating Subsidiaries were ever unable to meet the earnings coverage test in their respective Articles, they would be unable to issue any additional preferred stock. Thus, it is possible that the Operating Subsidiaries could face a situation where they would be able to issue only first mortgage bonds (assuming that the applicable earnings coverage test could be met) or additional common stock.
         The Proposed Amendments will also allow the Operating Subsidiaries to take greater advantage of Preferred Securities on which periodic payments are tax deductible(which have a lower after-tax cost than traditional preferred stock), the retail unsecured debt market, the institutional unsecured debt market and the short-term unsecured debt market. Securities in each of these areas are currently treated as unsecured debt for purposes of the 10% and 20% Provisions.

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         The Operating Subsidiaries believe that the 10% and 20% Provisions hamper their flexibility in planning and financing business activities and that eventually they may be at a competitive disadvantage if those restrictions are not removed. New competitors such as power marketers, independent power producers and owners of cogeneration facilities generally are not subject to similar financing restrictions. In recent years, a number of utilities encumbered with charter restrictions similar to the 10% and 20% Provisions have eliminated or relaxed such provisions through successful proxy solicitations. In short, many potential competitors of the Operating Subsidiaries are not constrained by unsecured debt restrictions.
         Reference is made to Exhibit 2 (forms of Proxy Statement and Offer to Purchase), Exhibit 3 (form of Notice of Special Meeting) and Exhibit 4 (form of Proxy) for more detailed information with respect to the Proxy Solicitation and Proposed Amendments.
         B.  THE OFFER TO PURCHASE
         1.  Terms of Offer
         Concurrently with or shortly before the commencement of the Proxy Solicitation, subject to the terms and conditions stated in the Offer to Purchase and Proxy Statement and the accompanying Letters of Transmittal and Proxy (see Exhibits 2, 4 and 5) (collectively, the "Offer Documents"), CSW may make the Offer, pursuant to which it will offer to acquire from the holders of the preferred stock of one or more series (each a "Series") any and all shares (the "Shares") of such Series at cash purchase prices to be determined based on market conditions (each, a "Purchase Price"). The Purchase Price would be based on a number of factors, including the dividend payable of the preferred stock, the redemption price on the date of acquisition and the then current market rates for similar securities, all of which are relevant to the decision of an informed holder of the preferred stock as to whether to hold or sell the preferred stock. CSW anticipates that the Offer for each Series of preferred stock will be scheduled to expire at 5 P.M. (New York City time) on the date of

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the applicable Special Meeting or expiration of the consent solicitation but may be extended or terminated earlier under certain circumstances specified below.
         The Offer consists of separate offers by CSW to acquire some or all Series of preferred stock of each Operating Subsidiary, except for CPL's Money Market Preferred Series, Auction Rate Preferred Series A and Auction Rate Preferred Series B for which no Offer will be made, with the Offer for any one Series being independent of the Offer for any other Series. The applicable Purchase Price and the other terms and conditions of the Offer apply equally to all preferred stockholders of a respective Series. The Offer would not be conditioned upon any minimum number of Shares of the applicable Series being tendered, but may be conditioned, among other things, on the Proposed Amendments being approved and adopted by the requisite vote of the preferred stockholders.
         To tender shares in accordance with the terms of the Offer Documents, the tendering preferred stockholder must either (1) send to the depositary institution, in its capacity as depositary for the Offer ("Depositary"), a properly completed and duly executed Letter of Transmittal or facsimile thereof for that Series, together with any required signature guarantees and any other documents required by the Letter of Transmittal, and either (a) certificates for the Shares to be tendered must be received by the Depositary at one of its addresses specified in the Offer Documents, or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described in the Offer Documents (and a confirmation of such delivery must be received by the Depositary), in each case by the Expiration Date; or (2) comply with a guaranteed delivery procedure specified in the Offer Documents. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders will be irrevocable, subject to certain conditions identified in the Offer Documents.

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         CSW's obligation to proceed with the Offer and to accept for payment and to pay for any Shares tendered is subject to various conditions enumerated in the Offer Documents, which include the Commission issuing an order under the Act authorizing the proposed transactions, and which may include, among other conditions, that the Proposed Amendments be adopted and/or that all tendering preferred stockholders vote in favor of the applicable Proposed Amendment. Any tendered shares as to which a vote in favor of the Proposed Amendment is not validly cast may be deemed withdrawn and not validly tendered.
         At any time or from time to time, CSW may extend the Expiration Date applicable to any Series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other Series. During any such extension, all Shares of the applicable Series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the Expiration Date, as extended. Conversely, CSW may elect in its sole discretion to terminate the Offer prior to the scheduled Expiration Date and not accept for payment and pay for any Shares tendered. In either case, CSW will comply with applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, which require CSW either to pay the consideration offered or to return the tendered Shares promptly after the termination or withdrawal of the Offer and after giving notice of such termination to the Depositary and making a public announcement thereof.
         Subject to compliance with applicable law, CSW further reserves the right in the Offer Documents, in its sole discretion, to amend the Offer in any respect by making a public announcement thereof. If CSW materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (such as the condition that the Proposed Amendments be adopted, if such condition is in effect), CSW will extend the Expiration Date to the extent required by the applicable provisions of the

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Exchange Act and the rules promulgated thereunder. Those provisions generally require that the minimum period during which an issuer tender offer must remain open following material changes in the terms of the offeror information concerning the offer (other than a change in price, or change in percentage of securities sought or change in the dealer's soliciting fee) will depend on the facts and circumstances, including the relative materiality of such terms or information. However, if CSW notifies Operating Subsidiary preferred stockholders that it will (a) increase or decrease the price it will pay for Shares, (b) increase or decrease the percentage of Shares it seeks or (c) increase or decrease the dealer's soliciting fee, then the Expiration Date will be extended, if necessary, so that the expiration of the Offer occurs at least ten business days after the announced change.
         Shares validly tendered to the Depositary pursuant to the Offer and not withdrawn in accordance with the procedures set forth in the Offer Documents will be held by CSW until the Expiration Date (or returned promptly in the event the Offer is terminated). Subject to the terms and conditions of the Offer, as promptly as practicable after the Expiration Date, CSW will accept for payment and pay for any and all Shares validly tendered and not withdrawn. CSW will pay for Shares that it has purchased pursuant to the Offer by depositing the applicable Purchase Price with the Depositary, which will act as agent for the tendering preferred stockholders for the purpose of receiving payment from CSW and transmitting payment to tendering preferred stockholders. CSW will pay all stock transfer taxes, if any, payable on account of its acquisition of shares pursuant to the Offer, except in certain circumstances where special payment or delivery procedures are utilized in conformance with the applicable Letters of Transmittal.
         With respect to Shares validly tendered and accepted for payment by CSW, each tendering preferred stockholder will be entitled to receive as consideration from CSW only the applicable Purchase Price (which CSW anticipates will reflect a premium over the current market price at the commencement of the

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Offer). Any such tendering stockholder will not be entitled to receive any additional consideration in the form of a Cash Payment, if a Cash Payment is paid by the Operating Subsidiaries. As stated above in Item 1.A.1., the latter payment, if declared, will be payable by the Operating Subsidiaries solely in respect of Shares properly voted by preferred stockholders in favor of the Proposed Amendments, provided that (a) such Shares have not been tendered pursuant to the Offer and (b) the Proposed Amendments are adopted.
         As noted immediately above, subject to the terms and conditions of the Offer, Shares validly tendered and not withdrawn will be accepted for payment and paid for by CSW as promptly as practicable after the Expiration Date. If the Proposed Amendments are adopted, the Operating Subsidiaries propose to reacquire all shares acquired by CSW pursuant to the Offer after the consummation of the Offer at the Purchase Price. Upon such reacquisition the Operating Subsidiaries will retire and cancel such Shares. The Operating Subsidiaries hereby request authorization for such reacquisition.
         If the Offer is conditioned upon the Proposed Amendments being adopted at the Special Meetings, CSW may elect to waive such condition. In that case or if the Offer is not so conditioned upon the Proposed Amendment being adopted, as promptly as practicable after CSW's purchase of any Shares validly tendered pursuant to the Offer, each Operating Subsidiary may call another special meeting or commence another consent solicitation of its common and preferred stockholders and solicit proxies or consents for the purpose of securing the requisite two-thirds affirmative vote of stockholders to amend the Articles to eliminate the 10% and 20% Provisions.
         In any event, CSW has advised the Operating Subsidiaries that it intends to vote any Shares acquired by it pursuant to the Offer or otherwise (as well as all of its shares of common stock) in favor of the Proposed Amendments to eliminate the 10% and 20% Provisions. If the Proposed Amendments are approved and adopted, and in any event within one year from the Expiration Date

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(including any extensions thereof), the Operating Subsidiaries will reacquire all shares from CSW at the Purchase Price after such meetings or at the expiration of such one-year period, as applicable, and the Operating Subsidiaries will thereupon retire and cancel such Shares.
         CSW requests authority to use its general funds and/or funds borrowed through its commercial paper program previously authorized by order dated March 21, 1995 (HCAR No. 26254), on an interim basis, to finance its purchase of any Shares tendered, accepted for payment and paid for pursuant to the Offer, until such time as such shares are reacquired by the Operating Subsidiaries.
         CSW will select one or more dealer managers in connection with the Offer. The fees of the dealer manager(s) will be determined following negotiation and investigation of fees in similar transactions and will include reasonable out-of-pocket expenses, including attorney's fees. In addition, CSW will pay soliciting brokers and dealers a separate fee for Shares tendered, that are accepted and paid for pursuant to the Offer. These fees will also be determined following negotiation and investigation of fees in similar transactions. As set forth in Item 2, CSW proposes to pay the Depositary a fee of approximately $30,000.

         2. Benefits of Offer; Utilization of CSW rather than the Operating Subsidiaries as Offeror
         The proposed acquisition by CSW of Shares pursuant to the Offer will benefit CSW's utility system customers and shareholders and the Operating Subsidiaries' preferred stockholders. The Offer allows preferred stockholders who may not favor the elimination of the 10% and 20% Provisions an option to tender their shares at a premium to the market price and without the usual transaction costs associated with such a sale. System utility customers and CSW shareholders will benefit from the Operating Subsidiaries' increased flexibility

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and reduced financing costs in issuing Preferred Securities and unsecured debt.
         Specifically, assuming that 50% of all the preferred shares, except for CPL's Money Market Preferred Series, Auction Rate Preferred Series A and Auction Rate Series B, are purchased in the Offer, the estimated savings to the Operating Subsidiaries are expected to approximate $2 million each year (based on a dollar-for-dollar replacement of the Shares subject to the Offer with Preferred Securities at prevailing rates on the date hereof), after taxes. Further, assuming (x) 50% of the outstanding preferred stock is tendered in the Offer, except CPL's Money Market Preferred Series, Auction Rate Preferred Series A and Auction Rate Preferred Series B , (and that holders of 100% of CPL's Money Market Preferred Series, Auction Rate Preferred Series A and Auction Rate Preferred Series B and 30% of the outstanding preferred stock of all other series vote in favor of the Proposed Amendment resulting in approval of and adoption of such amendment), (y) refinancing of Shares acquired and paid for pursuant to the Offer with tax deductible Preferred Securities (and assuming such rates do not change throughout the period), and (z) a discount rate equal to the Operating Subsidiaries' after-tax weighted average cost of capital, CSW anticipates that the proposed transactions may yield total after-tax, present value cash savings of approximately $21 million over the next 30 years, net of cash expenditures incurred in respect of the Offer and Proxy Solicitation. A higher success rate for the Offer potentially could generate even greater cash savings.
         As stated above in Item 1.B.1, if the Offer and Proxy Solicitation do not result in the Proposed Amendments being adopted, as promptly as practicable after completion of the Offer, each Operating Subsidiary anticipates that it will call another special meeting or commence another consent solicitation of its common and preferred stockholders and solicit proxies or consents to obtain the requisite two-thirds affirmative vote of preferred stock to approve and adopt the Proposed Amendments. CSW has advised the Operating Subsidiaries that

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it would vote any Shares previously acquired by it pursuant to the Offer or otherwise (together with all of its shares of common stock) in favor of the Proposed Amendments. By contrast, if the Operating Subsidiaries, rather than CSW, had acquired Shares pursuant to the Offer, upon acquisition thereof by the Operating Subsidiaries any such Shares would be deemed treasury shares under Delaware, Oklahoma and Texas law and, as such, the Operating Subsidiaries would be precluded from voting those Shares under any circumstances.
         C.  ISSUANCE OF TAX DEDUCTIBLE SECURITIES
         CSW and/or the Operating Subsidiaries propose to issue Preferred Securities similar to the preferred securities currently in the marketplace for the purpose of retiring outstanding first mortgage bonds, for the purpose of retiring or replacing outstanding preferred stock, or any combination thereof, for the payment of outstanding short-term borrowings and for other general corporate purposes. In order to effectuate the issuance of Preferred Securities, CSW and the Operating Subsidiaries propose to issue and sell from time to time in one or more series, directly, or indirectly through a special purpose financing subsidiary or affiliate of CSW or an Operating Subsidiary established for that purpose, Junior Subordinated Debentures (the "Debentures") and/or Preferred Securities. Each series of Debentures and Preferred Securities will mature in not more than 49 years.
         1.  DEBENTURES
         CSW and/or the Operating Subsidiaries propose to issue and sell the Debentures and Preferred Securities indirectly through an SPE to the public through December 31, 2001 in aggregate principal amounts up to the following:
$500,000,000 for CSW; $350,000,000 for CPL; $100,000,000 for PSO; $150,000,000
for SWEPCO; and $80,000,000 for WTU. Each such amount is herein referred to as an "Offering Limit". If Debentures are issued to the public, the Debentures are expected to be sold through negotiation with underwriters, agents or other entities. The Debentures will be offered for sale at an initial public offering

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price resulting in a yield to maturity which is not expected to exceed by more than 3.0% the yield to maturity on United States Treasury bonds of similar maturity at the time of pricing of the Debentures. The commission payable to agents or underwriters will not exceed 3.5% of the principal amount of the Debentures sold.
         CSW and each Operating Subsidiary may have the right to defer payment of interest on the Debentures for up to five years. However, CSW or an Operating Subsidiary may not declare and pay dividends (except in common stock) on its outstanding stock if interest payments are so deferred. The payment of principal, premium and interest on the Debentures will be subordinated in right of payment to the prior payment in full of senior indebtedness. CSW and each Operating Subsidiary will agree to specific redemption provisions, if any, at the time of the pricing of the Debentures. Additionally, CSW and each Operating Subsidiary may have the option to extend the maturity up to 49 years if the original maturity is less than 49 years and certain other conditions are met.
         The Debentures will be issued under Indentures to be entered into between CSW or the respective Operating Subsidiary and a Trustee thereunder (each, an "Indenture"), as may be supplemented and amended by one or more supplemental indentures (each, a "Supplemental Indenture"). Copies of the forms of Indenture and Supplemental Indenture for Debentures proposed to be utilized by CSW and each Operating Subsidiary for one or more series of the Debentures (except for provisions such as interest rate, maturity, redemption terms and certain administrative matters) are attached hereto as Exhibits 8 and 9, respectively. Such forms of Indenture and Supplemental Indenture contain a more complete description of the terms of the Debentures.
         2.  PREFERRED SECURITIES
         If CSW or any Operating Subsidiary determines that it is not advisable to sell the Debentures directly to the public, it may organize a separate special purpose entity (each, an "SPE") as either (i) a statutory business or other form of trust under the Delaware Business Trust Act or another similar statute ("Trust"), (ii) a limited liability company under the Delaware Limited Liability Company Act or another similar statute ("LLC") or (iii) a limited partnership under the Delaware Revised Uniform Limited Partnership Act or another similar statute ("LP").
         In the event that CSW or any Operating Subsidiary organizes an SPE as an LLC, CSW or such Operating Subsidiary may also organize a second special purpose wholly-owned subsidiary ("Investment Sub"), for the purpose of acquiring and holding SPE membership interests so as to comply with the requirement under any applicable LLC Act that an LLC have at least two members.
         In the event that CSW or any Operating Subsidiary organizes its SPE as an LP, CSW or such Operating Subsidiary may also organize an Investment Sub for the purpose of acting, or may itself act, as the general partner of such SPE and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such SPE to ensure that such SPE will at all times have a limited partner to the extent required by applicable law.
         The respective SPEs may then issue and sell at any time or from time to time in one or more series through December 31, 2001 (i) limited partnership interests if the SPE is an LP, (ii) preferred membership interests if the SPE is an LLC, or (iii) senior trust certificates or preferred interests if the SPE is a Trust (collectively, the "Preferred Securities"), in amounts up to the Offering Limit for CSW or each Operating Subsidiary. The Preferred Securities will have aggregate par or stated value or liquidation preference not exceeding the Offering Limit, with a par or stated value or liquidation preference of up to $1,000 per security.
         CSW and each Operating Subsidiary and/or their respective Investment Subs will acquire all of the general partnership interests or common membership interests, as the case may be, or will become the grantors and holders of the junior trust certificates, of the SPE in an amount not to exceed 10% of the total equity capitalization or deposits from time to time of such SPE (the aggregate of such investment or deposits by CSW or an Operating Subsidiary and its Investment Sub being herein referred to in each case as the "Equity Contribution"). CSW and each Operating Subsidiary may issue and sell to their respective SPE the Debentures, at any time or from time to time, in one or more series, and such SPE will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Debentures of CSW and/or such Operating Subsidiary. CSW and/or the Operating Subsidiaries may sell Debentures to and utilize the same SPE to issue Preferred Securities. The payment rate, terms, redemption and other similar provisions of the Preferred Securities will correspond to those of the Debentures purchased from CSW and/or the Operating Subsidiaries, as the case may be.
         In order for the SPE to sell Preferred Securities up to the maximum Offering Limit, CSW or an Operating Subsidiary will be required to issue Debentures to such SPE in an amount equal to the maximum Offering Limit plus the total Equity Contribution. CSW or the Operating Subsidiary selling such Debentures to an SPE may or may not be the owner of the general partnership interests or common member interests or the grantor or holder of the junior trust certificates of such SPE. For example, CSW may own the common membership interests of an SPE that purchases Debentures from WTU and PSO.
         CSW or the Operating Subsidiary may redeem the Debentures held by an SPE which is required to redeem the related series of Preferred Securities at a price equal to their par or stated value or liquidation preference, as the case may be, plus any accrued and unpaid dividends or distributions, upon the occurrence of certain events, including the following: (i) the withholding or deducting of certain amounts by the SPE in connection with distributions or other payments or if the SPE may become subject to federal income tax with respect to interest received on the Debentures issued to such SPE; or (ii) it is determined that there is a risk that the interest payments by CSW or such

Operating Subsidiary on its Debentures are not deductible by CSW or the Operating Subsidiary for income tax purposes; or (iii) the SPE becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. CSW and each Operating Subsidiary also may have the right in certain cases to exchange the Preferred Securities of their respective SPE for the related Debentures of CSW or such Operating Subsidiary.
         3.  GUARANTEES
         CSW and each Operating Subsidiary may also guarantee (individually, a "Guarantee" and collectively, the "Guarantees") (i) the payment of dividends or distributions on the Preferred Securities of their respective SPE if and only to the extent such SPE has declared dividends or distributions out of funds legally available therefor; (ii) payments to the holder of Preferred Securities of amounts due upon liquidation of such SPE or redemption of the Preferred Securities; (iii) payments of certain additional amounts that may be payable in respect of such Preferred Securities; and/or (iv) certain other matters.
         4.  TAXATION
         It is expected that for Federal income tax purposes CSW's and each Operating Subsidiary's interest payments on the Debentures issued by them will be deductible and that their respective SPEs will be treated for tax purposes as a grantor trust if organized as a trust or a partnership if organized as an LP or LLC. Consequently, the SPEs will not be subject to Federal income tax as entities. Holders of the Preferred Securities, CSW and each Operating Subsidiary (and its respective Investment Sub), will be deemed to have received either payments in respect of the Debentures or partnership distributions from their respective SPE and will not be entitled to any "dividends received deductions" under the Internal Revenue Code.

         In the event that any SPE is required to withhold or deduct certain amounts in connection with dividends, distributions or other payments, the SPE may have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such SPE will receive the same payment after withholding or deduction as they would have received if no withholding or deduction were required. CSW or the related Operating Subsidiary would be required to make corresponding payments under the Debentures that would provide SPE with sufficient funds to make the additional payment.
         If any SPE is required to pay taxes with respect to income derived from interest payments on the Debentures issued to it, CSW or the related Operating Subsidiary may be required to pay such additional interest on the Debentures as shall be necessary in order that net amounts received and retained by such SPE, after the payment of such taxes, shall result in the SPEs having such funds as it would have had in the absence of such payment of taxes.
         5.  LIQUIDATION, DISSOLUTION OR WINDING UP
         In the event of any voluntary or involuntary liquidation, dissolution or winding up of any SPE, the holders of the Preferred Securities of such SPE will be entitled to receive, out of the assets of such SPE available for distribution to its members, partners or certificate holders, before any distribution of assets to the common membership interest holders, general partner, grantor or junior trust certificate holder of such SPE, an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.
         6.  CONSTITUENT INSTRUMENTS
         The constituent instruments of each SPE, including its Trust Agreement, Limited Liability Company Agreement or Limited Partnership Agreement, as the case may be, will provide, among other things, that such SPE's activities will be limited to (i) the issuance and sale of Preferred Securities from time to time, (ii) the lending to CSW, an Operating Subsidiary or an Investment Sub of

(a) the proceeds thereof and (b) the Equity Contribution to such SPE, and (iii) certain other related activities. Accordingly it is proposed that no SPE's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities because each such issuance will be supported by CSW or an Operating Subsidiary Debenture and Guarantee and such restrictions would therefore not be relevant or necessary for any SPE to maintain an appropriate capital structure.
         Each SPE's constituent instruments will further state that its common membership interests, general partnership interests or junior trust certificates are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by CSW or the respective Operating Subsidiary and/or their respective Investment Sub (or permitted successor), and that CSW or such Operating Subsidiary (or permitted successor) will pay all expenses of its SPE.
         7.  BENEFITS OF FINANCING PROGRAM
         CSW and the Operating Subsidiaries believe that the proposed financing programs will provide substantial benefits over traditional perpetual preferred stock issuances. While CSW and the Operating Subsidiaries expect that a new issue of the Debentures will carry a somewhat higher interest rate than the dividend on a new issue of perpetual preferred stock, the fact that the interest or dividend payments are tax deductible will mean increased cash flow and net income and then ultimately lower cost of service. Moreover, CSW and the Operating Subsidiaries have been informed by investment bankers that the market for securities comparable to the Debentures or Preferred Securities currently is the dominant market, thus affording potential benefits in the form of more competitive pricing.
         Cost savings for issuing Debentures or Preferred Securities in place of traditional perpetual preferred stock are significant. CSW and each Operating Subsidiary could currently issue Debentures or Preferred Securities with a coupon rate ranging from approximately 8.00% to 8.25%. This translates to an after tax cost of approximately 5.20% to 5.36%, assuming a 35% tax rate. This compares to an approximate current coupon rate for traditional perpetual preferred stock ranging from 6.875% to 7.125% which is not tax deductible.
         The Debentures, if issued to the public, would be classified in the debt capitalization section as subordinated debt on CSW's and the Operating Subsidiaries' balance sheets. The Debentures, if issued to the SPE, will not appear on CSW's or the Operating Subsidiaries' balance sheets since they are inter-company obligations. The Preferred Securities would be carried in the non-debt capitalization section of CSW's and the respective Operating Subsidiary's consolidated balance sheets as "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary SPE Holding Solely Parent Junior Subordinated Debentures". In the event that CSW or an Operating Subsidiary sells Debentures to an SPE that it does not own the general partnership interests or common membership interests of or is not the grantor or holder of the junior trust certificates of, the Debentures would be classified in the debt capitalization section as subordinated debt on CSW's or the Operating Subsidiary's balance sheet and the preferred securities would be carried in the non-debt capitalization section of the balance sheet as "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary SPE Holding Solely Parent Junior Subordinated Debentures" for the owner of the SPE.
         CSW and each Operating Subsidiary requests authority to enter into negotiations with underwriters with respect to the interest rate, redemption provisions and other terms and conditions applicable to the Debentures and/or Preferred Securities and to set the terms of the Debentures and Preferred Securities subject to the receipt of an order under the Act if an order has not been issued when CSW the Operating Subsidiary or SPE enters into an Underwriting Agreement.

         8.  USE OF PROCEEDS
         CSW and each Operating Subsidiary, individually, expects to apply the net proceeds of the Debentures to finance the replacement or retirement, through redemption, repurchase or otherwise, of one or more series of outstanding first mortgage bonds or preferred stock at the Operating Subsidiaries, or any combination thereof (collectively, the "Old Securities"), for the payment of outstanding short-term borrowings and for other general corporate purposes. At November 30, 1996, CSW, CPL, PSO, SWEPCO and WTU had short-term debt of approximately $224 million, $27 million, $19 million, $57 million and $8 million, respectively. All of the series of preferred stock for CPL, PSO, SWEPCO and WTU are currently callable at prices ranging from 109% to 100%. CPL, PSO, SWEPCO and WTU estimate that their construction costs during 1996 (inclusive of allowance for funds used during construction) will be approximately $137 million, $68 million, $98 million and $42 million, respectively. The SPE, if any, will use all the proceeds from any sale of Preferred Securities and Equity Contribution to purchase a corresponding amount of Debentures.
         If Debentures are issued by CSW, CSW requests authority to lend or make equity contributions of the proceeds to the Operating Subsidiaries. The Operating Subsidiaries would evidence such loans or equity contributions by the issuance of notes, preferred securities and/or common stock to CSW. Such notes and preferred securities would have substantially the same terms as the Debentures issued by CSW.
         9.  COMPLIANCE WITH RULE 54
        No proceeds from the sale of the Debentures will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein thereby satisfying such provision and making Rule 53(c) inapplicable.
        CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of September 30, 1996 was approximately $864 million, or approximately 45% of CSW's "consolidated retained earnings" as of September 30, 1996. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of the Operating Subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
         D.  MANAGING INTEREST RATES
         In addition, CSW and the Operating Subsidiaries request authority to manage interest rate risk, as appropriate, through the use of hedging products, including interest rate swaps, forward swaps and caps and collars. CSW and the Operating Subsidiaries request authority to enter into the foregoing types of transactions from time to time in connection with the issuance of Debentures and Preferred Securities.
         CSW and the Operating Subsidiaries could use the interest rate swap market to hedge against changes in the interest rates of variable rate

Debentures by entering into a fixed-for-floating swap arrangement (CSW and/or the Operating Subsidiaries pay a fixed rate to a counterparty and receive, in return, a floating rate). In addition, CSW and the Operating Subsidiaries may be able to realize a lower all-in rate in the synthetic fixed market than in the natural cash fixed market. A synthetic fixed rate issuance is achieved by issuing variable rate securities and simultaneously entering into a fixed-for-floating interest rate swap. The variable rate amounts received by CSW and/or the Operating Subsidiaries on the swap are used to pay the variable rate interest on the Debentures, thereby leaving CSW and/or the Operating Subsidiaries with a fixed rate payment. A natural cash fixed rate issuance is achieved by simply issuing fixed rate securities.
         CSW and the Operating Subsidiaries may also issue fixed rate Debentures and then seek to effectively lower its interest costs on such Debentures by entering into a floating-for-fixed interest rate swap arrangement (CSW and/or the Operating Subsidiaries pay a floating rate to a counterparty and receive, in return, a fixed rate). In this manner, CSW and/or the Operating Subsidiaries would hope to take advantage of interest cost savings associated with short-term interest rates. The floating rate payable by CSW and/or the Operating Subsidiaries would be based upon a market index, such as LIBOR (London Interbank Deposit Offered Rate), Federal Funds, reserve-adjusted certificate of deposit or commercial paper rates. CSW and the Operating Subsidiaries may be required to pay a margin in addition to such floating rate, which margin shall not be greater than 5%. In such event, the fixed interest rate payable by the counterparty would include the amount of such margin.
         None of the interest rate swaps would be "leveraged". This means that changes in interest payments or receipts under any interest rate swap due to changes in the floating rate index used in the swap will not exceed the product of the change in such index and the notional amount of that swap. In no event would the aggregate notional amount of the interest rate swaps, at any one time, exceed the respective Offering Limits for CSW and the Operating Subsidiaries.
         The interest rate swaps mentioned above may also be forward swaps, whereby a swap agreement is entered into but the exchange of fixed and floating payments does not begin until a future date, which is generally the call date on outstanding Debentures.
         CSW and the Operating Subsidiaries will only enter into swaps permitting termination at the option of CSW and/or the Operating Subsidiaries and CSW and/or the Operating Subsidiaries would exercise any such option for a corresponding notional amount upon the redemption, reacquisition or maturation of the corresponding Debentures. CSW's and/or the Operating Subsidiaries' termination of its obligations under an interest rate swap agreement may require CSW and/or the Operating Subsidiaries to pay an additional amount under the terms of the swap agreement, which may be substantial depending upon market conditions at the time of the termination.
         In order to obtain flexibility in the event that market conditions with respect to interest rates change after CSW and/or the Operating Subsidiaries have entered into an interest rate swap agreement as described herein, CSW and the Operating Subsidiaries also request authorization to enter into reverse (or offsetting) interest rate swap agreements, or other contractural arrangements, in order to limit the impact of anticipated movements in interest rates or offset the effect of existing interest rate swap agreements.
         If CSW and the Operating Subsidiaries issue variable rate Debentures, they propose to manage interest rate risk through the use of interest rate caps ("Caps") and interest rate collars ("Collars"). CSW and the Operating Subsidiaries therefore request authority from time to time during the life of the Debentures to purchase Caps and Collars in respect of outstanding Debentures. Caps and Collars are designed to mitigate and/or transfer interest rate risk and, from CSW's and the Operating Subsidiaries' perspective, are not for speculative purposes. CSW and/or the Operating Subsidiaries may elect to purchase a Cap to limit its exposure to rising interest rates. CSW and/or the Operating Subsidiaries may also elect to enter into a Collar, which consists of purchasing a Cap together with the sale of an interest rate floor ("Floor"). CSW and the Operating Subsidiaries will only sell a Floor if it is part of a Collar.
         The parties to a Cap agree upon a set interest rate, or "strike rate" that will apply to series of Debentures. If the interest rate on the capped Debentures exceeds the strike rate during the term of the Cap, the Cap provider pays to CSW and/or the Operating Subsidiaries the difference between the strike rate and the actual interest rate of the Debentures. CSW and/or the Operating Subsidiaries, however, continue to make interest payments on the Debentures at the actual interest rate.
         A Floor is essentially the opposite of a Cap. As with a Cap, the parties to a Floor agree on a strike rate. When the actual interest rate on the Debentures subject to a Floor falls below the Floor strike rate, CSW and/or the Operating Subsidiaries must pay to the Floor provider the difference between the actual interest rate and the Floor strike rate. CSW and/or the Operating Subsidiaries would continue to make interest payments on the Debentures at the actual interest rate.
         Caps and Collars are purchased from a Cap or Collar "provider", at a purchase price based on a percentage of the aggregate principal amount of the Debentures to be capped or collared. The cost of a Cap or a collar is determined by reference to prevailing interest rates, the proposed duration of the Cap or Collar and the proposed Cap and Floor strike rates. The longer the duration of a Cap or Collar, the higher the price. The lower the Cap strike rate, the more expensive the Cap is and the higher the Floor strike rate, the greater the offset from the Cap price. The maximum CSW and/or the Operating Subsidiaries would spend on a ten year Cap would be 10% of the aggregate principal amount of the Debentures then outstanding, and the actual cost would be expected to be less than 10%.
         Caps and Collars are designed to mitigate interest rate risk and do not expose CSW and the Operating Companies to financial or other risks. If the actual interest rate on the Debentures does not exceed the Cap strike rate at any time during the term of the Cap, then CSW and/or the Operating Subsidiaries will neither benefit from nor be exposed to risk by the Cap or Collar. If the actual interest rate falls below and remains below the Floor strike rate, CSW and/or the Operating Subsidiaries will be required to pay interest at the Floor strike rate. Also, CSW and the Operating Subsidiaries are subject to the credit risk on the Cap provider's ability to make payments on the Cap.
         While Caps and Collars purchased for the Debentures may remain outstanding when the underlying Debentures are retired, CSW and/or the Operating Subsidiaries propose to terminate any Caps or Collars upon retirement of the corresponding Debentures. If CSW and/or the Operating Subsidiaries wish to terminate a Cap or Collar when interest rates on the Debentures are between the Floor strike rate and Cap strike rate, they would receive a portion of the original cost of the Cap or Collar in return, or receive nothing, depending on interest rates and the remaining term of the Cap or Collar. If CSW and/or the Operating Subsidiaries seek to terminate a Collar when the actual interest rate is below the Floor strike rate, CSW and/or the Operating Subsidiaries may be required to pay a termination fee based upon the value of the Collar to the Floor provider at the time.
         Under Rule 24 of the Act, within 45 days after the end of each quarter in which CSW and/or the Operating Subsidiaries have outstanding any Caps or Collars as described herein relating to the Debentures, CSW and/or the Operating Subsidiaries shall file a certificate with the Commission disclosing the following information with respect to each such Cap or Collar: (a) the transaction date, (b) the type of transaction (either a Cap or Collar), (c) the notional amount, (d) the name of the counterparty and (e) a description of the material terms, including the maturity or termination date and the Cap and/or Floor strike rates. Such certificate shall also disclose the market value of all open Cap or Collar positions at the end of each quarter and any gains or losses realized from the liquidation of any Cap or Collar positions during such quarter.
         E.  REPURCHASE OF OLD SECURITIES
         The Operating Subsidiaries may also acquire any or all of one or more series of the Old Securities from time to time through December 31, 2001 in open market and negotiated transactions. Any such acquisitions will be made with internally generated funds or short-term borrowings. Acquisitions would only be made if the Operating Subsidiary determined that it would be in the best interest of the Operating Subsidiary to do so based on, among other things, the interest rate or dividends payable on the securities, the Operating Subsidiary's financing plans and capital structure and the Operating Subsidiary's then current cash position. The Operating Subsidiary may make purchases of Old Securities in light of opportunities which arise to make such purchases at a time when the respective Operating Subsidiary is not engaged in a refinancing or to purchase Old Securities which are not redeemable pursuant to terms of an indenture.
         F.  TENDER OFFER FOR THE OLD SECURITIES
         If an Operating Subsidiary determines to acquire some or all of the Old Securities, it may do so through a tender offer (the "Tender Offer") to the holders of the Old Securities to purchase all or a portion of one or more series of the Old Securities for cash. The Tender Offer may be conditioned upon receipt of a certain percentage of the outstanding Old Securities. The Tender Offer price would be based on a number of factors, including the coupon rate or dividend payable on the Old Securities, the date of expiration of the refunding protection of the Old Securities (on which date the Operating Subsidiary, depending on the prevailing interest rates, may be presumed to redeem the Old

Securities), the redemption price on such expiration date and the then current market rates for similar securities, all of which are relevant to the decision of an informed holder of the Old Securities as to whether to hold or sell the Old Securities. A holder of an Old Security may be offered a fixed price for their Old Securities, or the Tender Offer may be a "fixed spread" offer pursuant to which the Operating Subsidiary will offer a price based upon a fixed spread over comparable treasuries. The Tender Offer will be conducted in accordance with standard market practice, I.E., the length of time the offer will be held open, the method of solicitation, etc., at the time of the Tender Offer. The Operating Subsidiary may commence a Tender Offer to holders of Old Securities prior to the receipt of an order under the Act, provided that completion of the Tender Offer is subject to receipt of an order.
         Each Operating Subsidiary proposes to retain an investment banking firm (to be chosen) experienced in such matters to act as the Operating Subsidiary's tender agent and dealer manager for any Tender Offer. The dealer manager will act as the Operating Subsidiary's agent in disseminating the Tender Offer and receiving responses thereto. As a dealer manager, the investment banking firm will not itself become obligated to purchase or sell any of the Old Securities. The dealer manager's fee will be determined following negotiation and investigation of fees in similar transactions and will include reasonable out-of-pocket expenses and attorney's fees. It is anticipated that the Operating Subsidiary will be required, as is customary, to indemnify the dealer manager for certain liabilities. The Operating Subsidiary may also retain a depositary to hold the tendered Old Securities pending the purchase thereof and/or an information agent to assist in the Tender Offer. In the event that an agreement with any of the aforementioned parties is negotiated, the Operating Subsidiary will file by amendment drafts of the dealer manager agreement, depositary agreement and/or information agent agreement.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.
         Assuming an issue of one series of Debentures, Preferred Securities and Guarantees for CSW and each Operating Subsidiary, other than the Cash Payments and the applicable Purchase Prices described in Item 1, an estimate of the fees and expenses, other than underwriting discounts and commissions, to be paid or incurred by CSW and the Operating Subsidiaries in connection with the proposed transactions is set forth below:
                           CSW        CPL       PSO     SWEPCO    WTU

Holding Company             *          *         *        *        *
  Act filing fees
Securities Act            151,516     106,061   30,304   45,455   24,243
  Registration fees

Printing                   20,000      20,000   20,000   20,000   20,000

Fees of Trustees           10,000      10,000   10,000   10,000   10,000

Fees of Rating Agencies    50,000      30,000   15,000   20,000   10,000

Blue Sky Fees and Expenses  1,250       1,250    1,250    1,250    1,250

Expenses of Central and     3,000       3,000    3,000    3,000    3,000
  South West Services, Inc.

Outside Counsel Fees:
  Proxy                   150,000      50,000   50,000   50,000   50,000
Solicitation and Offer
  Each Offering            80,000      80,000   80,000   80,000   80,000

Information Agent          15,000      15,000   15,000   15,000   15,000

Dealer Manager Fees           N/A     233,750   49,475  125,000   15,000

Depositary Fees            30,000         N/A      N/A      N/A      N/A

Broker/Dealer Fees            N/A     701,250  148,425  375,000   45,000

Miscellaneous               4,234       4,689    2,546    5,295    1,507
                            -----       -----    -----    -----    -----

     Total                515,000   1,255,000  422,454  750,000  275,000
                          -------   ---------  -------  -------  -------

----------------------
* A $2,000 fee has been paid with respect to the filing requirement under the Act.

         The fees and expenses include those charges incurred for the services of Central and South West Services, Inc. ("CSWS"), an affiliated service company of CSW operating pursuant to Section 13 of the Act and the rules thereunder. The services of CSWS will consist principally of services performed by the Treasury Department and the Accounting Department. ITEM 3. APPLICABLE STATUTORY PROVISIONS.
         Section 12(e) of the Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitation. Section 12(e) and Rule 65 are, and Section 6(a)(2) may be, deemed applicable to Cash Payments. Section 6(a)(2) is applicable to the Proposed Amendments. Sections 9(a) and 10 and Rule 51 are applicable to the acquisition by CSW of Shares pursuant to the Offer; CSW hereby represents that the conditions of Rule 51 will be satisfied in respect of the acquisition by CSW of Shares pursuant to the Offer. Sections 9(a), 10 and 12(c) are applicable to the reacquisition by the Operating Subsidiaries of the Shares tendered to CSW pursuant to the Offer. Rule 42 of the Act may also be deemed applicable to the reacquistion.
         Sections 6(a) and 7 of the Act are applicable to the issuance of the Debentures and Guarantees by each Operating Subsidiary. Sections 9(a), 10 and 12(b) of the Act and Rule 45 under the Act are or may be applicable to the acquisition by each Operating Subsidiary of shares of capital stock, membership interests, partnership interests or trust certificates of its SPE and any shares of the capital stock of its respective Investment Sub, the acquisition by each Operating Subsidiary's respective Investment Sub of shares of the capital stock, membership interests, partnership interests or trust certificates of the SPE, and the acquisition by the SPE of the Debentures and Guarantees. Sections 6(a) and 7 of the Act are applicable to the issue and sale of the Preferred Securities by each SPE. Rule 54 is also applicable to the proposed transactions. To the extent that the Commission determines that any other provision of the Act or rule thereunder is applicable to the proposed transactions, CSW and the Operating Subsidiaries request an order or orders thereunder.

         The Commission has previously approved registered holding company solicitations of consents from preferred stockholders to eliminate charter restrictions on unsecured debt as well as the payment of monetary consideration in connection with the consent of security holders. SEE, E.G., Cinergy Corp., ET. AL., 62 S.E.C. 2212 (1996), HCAR No. 26569; Alabama Power Company, 57 S.E.C. 1448 (1994), HCAR No. 26118; The Cincinnati Gas and Electric Company, 60 S.E.C. 829 (1995), HCAR No. 26381; and Middle South Utilities, Inc., ET.AL., 39 S.E.C. 629 (1987), HCAR No. 24482. Under the standards of the Act, the Commission's test in reviewing alterations of the rights of preferred stockholders is fairness and equity. SEE, E.G., Commonwealth & Southern Corporation, 25 S.E.C. 505 (1947), HCAR No. 7337. In the present instance, each preferred stockholder of the Operating Subsidiaries has available to it a range of options in connection with the proposal to abolish the 20% and 10% Provisions, including in certain circumstances the ability to tender Shares and (if the proposed Amendment is adopted) receive payment at a premium price above market. In addition, preferred stockholders who do not wish to participate in the Offer may retain their shares, vote in favor of the Proposed Amendment, and, if it is adopted, receive a special cash payment. This "option package" which may be granted to each and every Operating Subsidiary preferred stockholder in connection with the transactions clearly is fair and equitable under the circumstances. ITEM 4. REGULATORY APPROVAL.
         The issuance of Debentures by PSO will have been authorized by the Corporation Commission of the State of Oklahoma.
         No other state regulatory authority and no federal regulatory authority, other than the Commission, has jurisdiction over the proposed transactions.
         The Operating Subsidiaries consider that the SPE will be exempt from regulation under the Investment Company Act of 1940, as amended, pursuant to the

"finance company" exemption afforded by Rule 3a-5 or the Rule 3a-7 exemption under such Act.
ITEM 5. PROCEDURE.
         As stated in Item 1, the Company respectfully requests that the Commission issue the order authorizing the Proxy Solicitation and issue and publish no later than January 7, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than February 10, 1997, as the date after which a second order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than February 11, 1997, an appropriate second order granting and permitting this Application-Declaration to become effective.
         The Company respectfully requests that appropriate and timely action be taken by the Commission in this matter in order to permit consummation of the proposed transactions in accordance with the schedule outlined above.
         No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon the entry thereof. ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
         Exhibit 1(a) - Restated Articles of Incorporation, as amended, of CPL (incorporated herein by reference to Exhibit 4(a) to CPL's Registration Statement No. 33-4897, Exhibits 5 and 7 to Form U-1, File No. 70-7171, Exhibits 5, 8.1,
                        8.2 and 19 to Form U-1, File No. 70-7472 and CPL's Form 10-Q for the quarterly period ended September 30, 1992,
                        ITEM 6, Exhibit 1).

         Exhibit 1(b) - Restated Certificate of Incorporation of PSO (incorporated herein by reference to Exhibit 3 to PSO's 1987 Form 10-K, File No. 0-343).

         Exhibit 1(c) - Restated Certificate of Incorporation, as
                        amended, of SWEPCO (incorporated herein by reference to

                        Exhibit 3 to SWEPCO's 1980 Form 10-K, File No. 1-3146,
                        Exhibit 2 to Form U-1, File No. 70-6819, Exhibit 3 to Form U-1, File No. 70-6924 and Exhibit 4 to Form U-1, File No. 70-7360).

         Exhibit 1(d) - Restated Articles of Incorporation, as amended, of WTU (incorporated herein by reference to Exhibit 3(e) 1 to WTU's 1994 Form 10-K, File No. 0-340).


         Exhibit 2 -    Form of Offer to Purchase and Proxy Statement (to be
                        filed by amendment).

         Exhibit 3 -    Form of Notice of Special Meeting (to be filed by
                        amendment).

         Exhibit 4 -    Form of Proxy (to be filed by amendment).

         Exhibit 5 -    Draft form of Letter of Transmittal (to be filed by
                        amendment).

         Exhibit 6(a) - Form of Limited Partnership Agreement of Special Purpose Subsidiary (to be filed by amendment).

         Exhibit 6(b) - Form of Trust Agreement of Special Purpose Subsidiary (to be filed by amendment).

         Exhibit 6(c) - Form of Limited Liability Company Agreement of Special Purpose Subsidiary (to be filed by amendment).

         Exhibit 7 -    Form of Action of General Partner (to be filed by
                        amendment).

         Exhibit 8 -    Form of Indenture (to be filed by amendment).

         Exhibit 9 - Form of Supplemental Indenture including Form of Debenture (to be filed by amendment).

         Exhibit 10 -   Form of Guarantee (to be filed by amendment).

         Exhibit 11 -   Form of Underwriting Agreement (to be filed by
                        amendment).

         Exhibit 12(a) -Registration Statement filed by CSW under the Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

         Exhibit 12(b) -Registration Statement filed by CPL under the Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

         Exhibit 12(c) -Registration Statement filed by PSO under the Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

         Exhibit 12(d) -Registration Statement filed by SWEPCO under the Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

         Exhibit 12(e) -Registration Statement filed by WTU under the Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

         Exhibit 13 -   Preliminary Opinion of Milbank, Tweed, Hadley &
                        McCloy, counsel to the Operating Subsidiaries (to be filed by amendment).

         Exhibit 14 -   Proposed Notice of Proceeding.

         Exhibit 15 -   Financial Statements per books and pro forma as of
                        ___________ of CSW and Operating Subsidiaries (to be filed by amendment).

         Exhibit 16 -   Final or "past tense" opinion of Milbank, Tweed,
                        Hadley & McCloy, Counsel to the Operating Subsidiaries
                        (to be filed with Certificate of
                        Notification).

         Exhibit 17 -   Application to the Corporation Commission of the
                        State of Oklahoma for authority to issue and sell the debentures (to be filed by amendment).

         Exhibit 18 -   Order of State Commissions referred to in Exhibit 17
                        (to be filed by amendment).



ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the respective Operating Subsidiary's business. Accordingly, the Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of CSW's and the Operating Subsidiaries' knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                                S I G N A T U R E

                               - - - - - - - - -


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
         Dated:  December 20, 1996


                                         CENTRAL AND SOUTH WEST CORPORATION


                                         By:/S/ WENDY G. HARGUS
                                            Wendy G. Hargus
                                            Treasurer



                                         CENTRAL POWER AND LIGHT COMPANY


                                         By: /S/ WENDY G. HARGUS
                                            Wendy G. Hargus
                                            Treasurer



                                         PUBLIC SERVICE COMPANY OF OKLAHOMA


                                         By: /S/ WENDY G. HARGUS
                                            Wendy G. Hargus
                                            Treasurer



                                         SOUTHWESTERN ELECTRIC POWER COMPANY


                                         By: /S/ WENDY G. HARGUS
                                            Wendy G. Hargus
                                            Treasurer



                                         WEST TEXAS UTILITIES COMPANY


                                         By: /S/ WENDY G. HARGUS
                                            Wendy G. Hargus
                                            Treasurer

                                INDEX OF EXHIBITS


EXHIBIT                                                       TRANSMISSION
NUMBER                              EXHIBITS                     METHOD
-------                             --------                  ------------



  1(a)         CPL Restated Articles of Incorporation.        Incorporated
                                                              By Reference

  1(b)         PSO Restated Certificate of Incorporation.     Incorporated
                                                              By Reference

  1(c)         SWEPCO Restated Certificate of Incorporation.  Incorporated
                                                              By Reference

  1(d)         WTU Restated Articles of Incorporation.        Incorporated
                                                              By Reference


  2            Form of Offer to Purchase and Proxy                ---
               Statement (to be filed by amendment).


  3            Form of Notice of Special Meeting (to be filed     ---
               by amendment).

  4            Form of Proxy (to be filed by amendment).          ---

  5            Draft Form of Letter of Transmittal (to be         ---
               filed by amendment).

  6(a)         Form of Limited Partnership Agreement of           ---
               Special Purpose Subsidiary (to be filed
               by amendment).

  6(b)         Form of Trust Agreement of Special Purpose         ---
               Subsidiary (to be filed by amendment).

  6(c)         Form of Limited Liability Company Agreement        ---
               of Special Purpose Subsidiary (to be filed by amendment).

  7            Form of Action of General Partner (to be           ---
               filed by amendment).

  8            Form of Indenture (to be filed by amendment).      ---


  9            Form of Supplemental Indenture including           ---
               Form of Debenture (to be filed by amendment).

  10           Form of Guarantee (to be filed by amendment).      ---

  11           Form of Underwriting Agreement (to be filed        ---
               by amendment).

                                INDEX OF EXHIBITS
                                   (CONTINUED)


EXHIBIT                                                       TRANSMISSION
NUMBER                              EXHIBITS                     METHOD
-------                             --------                  ------------

  12(a)        Registration Statement filed by CSW under          ---
               the Securities Act of 1933, as amended,
               relating to the various securities which are the subject hereof (to be filed by amendment).

  12(b)        Registration Statement filed by CPL under          ---
               the Securities Act of 1933, as amended,
               relating to the various securities which are the subject hereof (to be filed by amendment).

  12(c)        Registration Statement filed by PSO under          ---
               the Securities Act of 1933, as amended,
               relating to the various securities which are the subject hereof (to be filed by amendment).

  12(d)        Registration Statement filed by SWEPCO             ---
               under the Securities Act of 1933, as
               amended, relating to the various securities which are the subject hereof (to be filed by amendment).

  12(e)        Registration Statement filed by WTU under          ---
               the Securities Act of 1933, as amended,
               relating to the various securities which are the subject hereof (to be filed by amendment).

  13           Preliminary Opinion of Milbank, Tweed,
               Hadley & McCloy, counsel to the Operating
               Subsidiaries (to be filed by amendment).

  14           Proposed Notice of Proceeding.                  Electronic

  15           Financial Statements per books and pro             ---
               forma as of ___________  of CSW and
               Operating Subsidiaries (to be filed by
               amendment).

  16           Final or "past tense" opinion of Milbank,          ---
               Tweed, Hadley & McCloy, Counsel to the Operating Subsidiaries (to be filed with Certificate of Notification).

                                INDEX OF EXHIBITS
                                   (CONTINUED)


EXHIBIT                                                       TRANSMISSION
NUMBER                              EXHIBITS                     METHOD
-------                             --------                  ------------

  17           Application to the Corporate Commission of the     ---
               State of Oklahoma for authority to issue and sell the Debentures (to be filed by amendment).

  18           Order of State Commissions referred to in          ---
               Exhibit 17 (to be filed by amendment).

                                                                      EXHIBIT 14
                                                                     ----------



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - _______________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

________________, 1997



          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

CENTRAL AND SOUTH WEST CORPORATION, ET AL. (70-     )
          Central and South West Corporation ("CSW"), a registered holding company located at 1616 Woodall Rodgers Freeway, Dallas, TX 75202, and four of its operating subsidiaries, Central Power and Light Company ("CPL"), 539 N. Carancahua Street, Corpus Christi, TX 78401-2802, Public Service Company of Oklahoma ("PSO"), 212 East Sixth Street, Tulsa, Oklahoma 74119-1212, Southwestern Electric Power Company ("SWEPCO"), 428 Travis Street, Shreveport, Louisiana 71156-0001, and West Texas Utilities Company ("WTU"), 301 Cypress Street, Abilene, Texas 79601-5820, (collectively, "Operating Subsidiaries" and with CSW, the "Companies") have filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12(b), 12(c) and 12(e) of the Act and Rules 42, 45, 51, 54,
62 and 65 thereunder.
          The Operating Subsidiaries' amended Articles of Incorporation or Certificates of Incorporation, as the case may be, (collectively, the "Articles") currently provide that, without the consent of the holders of not less than a majority of the total number of shares of preferred stock of all series then outstanding for each Operating Subsidiary, an Operating Subsidiary may not issue or assume any securities representing unsecured indebtedness (other than for purposes of refunding or renewing outstanding unsecured indebtedness resulting in later maturities or funding existing unsecured indebtedness) if, immediately after such issue or assumption, (1) the total outstanding principal amount of all securities representing unsecured debt would exceed 20% of the aggregate of: (i) the total principal amount of all then outstanding secured debt of the relevant Operating Subsidiary; and (ii) the capital and surplus of the relevant Operating Subsidiary, as stated on the relevant Operating Subsidiary's books ("20% Limitation") or (2) the principal amount on all unsecured obligations maturing in less than ten years, issued or assumed by the relevant Operating Subsidiary and then outstanding, computed as provided by the Articles, would exceed 10% of such aggregate ("10% Limitation"). Each of the Operating Subsidiaries' outstanding shares of common stock ("Common Stock"), are held by CSW. The Operating Subsidiaries' cumulative outstanding preferred stock, all of which is publicly held, consists of 3,292,900 shares of cumulative preferred stock, par value $100 per share ("Preferred Stock"), issued in fourteen series (each a "Series").1 The Common Stock and Preferred Stock of each series are entitled to one vote per share for purposes of the proposed amendments described below.
          The Operating Subsidiaries propose to submit to the holders of the outstanding shares of Preferred Stock of all Series, and to CSW, as the sole holder of all the outstanding shares of Common Stock, a proposal to amend the Articles of each Operating Subsidiary to eliminate the 20% and 10% Limitations by deleting them in their entirety from the Articles of each Operating Subsidiary ("Proposed Amendments").2 As to each Operating Subsidiary, approval of the Proposed Amendments requires the affirmative vote at a special meeting (in person by ballot or by proxy) or by consent in lieu of a special meeting of the holders of not less than two-thirds of the total number of shares of Preferred Stock of all Series, voting together as a class, and two-thirds of the
----------------------
1 CPL has seven series of Preferred Stock consisting of a MMP Series, of which 750,000 shares are outstanding; an ARP Series A, of which 425,000 shares are outstanding; an ARP Series B of which 425,000 shares are outstanding; an 8.72% Series, of which 500,000 shares are outstanding; a 7.12% Series, of which 260,000 shares are outstanding; a 4.20% Series, of which 75,000 shares are outstanding; and a 4.00% Series, of which 100,000 shares are outstanding. PSO has two series of Preferred Stock consisting of a 4.24% Series, of which 100,000 shares are outstanding and a 4.00% Series, of which 97,900 shares are outstanding. SWEPCO has four series of Preferred Stock consisting of a 6.95% Series, of which 340,000 shares are outstanding; a 5.00% Series, of which 75,000 shares are outstanding; a 4.65% Series, of which 25,000 shares are outstanding; and a 4.28% Series, of which 60,000 shares are outstanding. WTU has one series of Preferred Stock consisting of a 4.40% Series, of which 60,000 shares are outstanding.

2 The Operating Subsidiaries state that they are seeking to eliminate the 20% and 10% Limitations because they impede the Operating Subsidiaries' ability to fully avail themselves of the benefits of unsecured debt in order to maintain financial flexibility and minimize their financing costs, and thus work to the detriment of the Operating Subsidiaries' utility customers and, indirectly, the Operating Subsidiaries' investors. The Operating Subsidiaries also state that they may eventually be at a competitive disadvantage if the 20% and 10% Limitations are not removed because new competitors in the utility industry (such as power marketers, independent power producers and owners of cogeneration facilities) generally are not subject to similar financing restrictions in their organizational documents.

Common Stock. CSW has informed the Operating Subsidiaries that it will vote the Common Stock in favor of the Proposed Amendments. The Operating Subsidiaries each propose to either submit the Proposed Amendments for consideration and action at a special meeting of their stockholders to be held as soon as possible (each a "Special Meeting" and collectively, the "Special Meetings") or to seek consents in lieu of a Special Meeting. If the Proposed Amendments are submitted at a Special Meeting, the Operating Subsidiaries propose to solicit proxies from the holders of their outstanding shares of Preferred Stock and Common Stock for use at such Special Meeting ("Proxy Solicitation").3 If the Proposed Amendments are adopted, each Operating Subsidiary will make a special cash payment ("Cash Payment") to each of its preferred stockholders who voted (in person, by ballot or by proxy), his or her shares of Preferred Stock (each a "Share") in favor of, or gave consent to, the adoption of the Proposed Amendments (except that no Cash Payment will be made with respect to any Share validly tendered pursuant to any concurrent tender offer described below). Any Cash Payments will be disbursed out of the applicable Operating Subsidiary's general funds.
          Concurrently with or shortly before the commencement of the Proxy Solicitation by the Operating Subsidiaries, and subject to the terms and conditions stated in an Offer to Purchase and Proxy Statement and accompanying Letters of Transmittal and Proxy (collectively, the "Offer Documents"), CSW proposes to make an offer ("Tender Offer") to acquire from the holders of the Preferred Stock of certain Series any and all Shares of those Series (except for CPL's MMP, ARP Series A and ARP Series B for which no Tender Offer will be made), at respective cash purchase prices to be determined based on market conditions (each, a "Purchase Price").4 Additionally, the Operating Subsidiaries
---------------------
3 The Operating Subsidiaries will engage an information agent in connection with the Proxy Solicitation. The information agent will be paid a fee and reimbursed for its reasonable out-of-pocket expenses totaling approximately $75,000.

4 The Proxy Solicitation and Tender Offer, except with respect to CPL, will be effectuated by means of the same core document: a combined proxy statement and issuer tender offer statement filed under the Securities Exchange Act of 1934 ("Exchange Act") and the applicable rules and regulations thereunder. Applicants state that they will comply fully with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the Proxy Solicitation and Tender Offer, and acknowledge that any Commission authorization granted under the Act is conditioned upon such compliance. Applicants also state that the Tender Offer will satisfy the requirements of Rule 51 under the Act.

may call certain series of preferred stock at the applicable price. The Purchase Price would be based on a number of factors, including the dividend payable of the preferred stock, the redemption price on the date of acquisition and the then current market rates for similar securities, all of which are relevant to the decision of an informed holder of the preferred stock as to whether to hold or sell the preferred stock. The Tender Offer will consist of separate offers for certain of the outstanding Series, except for CPL's MMP Series, ARP Series A and ARP Series B for which no Tender Offer will be made, and each Tender Offer will be independent from the Tender Offer for any other Series. Applicants anticipate that the Tender Offer will expire at 5:00 p.m. on March 6, 1997 ("Expiration Date"), but it may be extended or terminated early under certain circumstances.5 Tenders of Shares made pursuant to the Tender Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders
-------------------------
5 The Offer Documents provide that, at any time or from time to time, CSW may extend the Expiration Date applicable to any Series, without extending the Expiration Date for any other Series, by giving notice of such extension to the depositary ("Depositary"). During any such extension, all Shares of the applicable Series previously tendered will remain subject to the Tender Offer, and may be withdrawn at any time prior to the Expiration Date as extended. Conversely, CSW may elect in its sole discretion to terminate the Tender Offer prior to the scheduled Expiration Date and not accept for payment and pay for Shares tendered, subject to applicable provisions of the Exchange Act requiring CSW either to pay the consideration offered or to return the tendered Shares promptly after the termination or withdrawal of the Tender Offer, upon the occurrence of any of the conditions of closing enumerated in the Offer Documents, by giving notice of such termination to the Depositary and making a public announcement thereof. Subject to compliance with applicable law, CSW also reserves the right in the Offer Documents, in its sole discretion, to amend the Tender Offer or the information concerning the Tender Offer, or if it waives a material condition of the Tender Offer (such as the potential condition, mentioned below, that the Proposed Amendments be adopted), CSW will extend the Expiration Date to the extent required by the applicable provisions of the Exchange Act and the rules promulgated thereunder.

will be irrevocable, subject to certain exceptions identified in the Offer Documents. The Tender Offer will not be conditioned upon any minimum number of Shares of the applicable Series being tendered. However, CSW's obligation to proceed with the Tender Offer and to accept for payment and to pay for any Shares tendered will be subject to the receipt of Commission authorization under the Act to acquire the tendered shares and may be subject to various conditions enumerated in the Offer Documents, including the approval and adoption of the Proposed Amendments. If Special Meetings are held, the Tender Offer may also be conditioned upon the tendering preferred stockholder validly casting a vote (in person, by ballot or by proxy) in favor of the applicable Proposed Amendment at the applicable Special Meeting. Shares validly tendered will be held by CSW until the Expiration Date (or returned in the event the Tender Offer is terminated). Subject to the terms and conditions of the Offer Documents, as promptly as practicable after the Expiration Date, CSW will accept for payment (and thereby purchase) and pay for the Shares validly tendered and not withdrawn.6 CSW is requesting authority to use its general funds and/or funds borrowed pursuant to its commercial paper program (see HCAR No. 26254, March 21,
1995) to pay for the tendered Shares on an interim basis until such tendered shares can be reacquired by the Operating Subsidiaries as described below. CSW will select one or more dealer managers in connection with the Tender Offer.7
---------------------
6 With respect to Shares validly tendered and accepted for payment by CSW, each tendering preferred stockholder will be entitled to receive as consideration from CSW only the applicable Purchase Price (which may reflect a premium over the current market price at the commencement of the Tender Offer). Any such holder will not be entitled to receive additional consideration in the form of a Cash Payment from the Operating Subsidiaries with respect to such tendered Shares. The latter payment will be payable by the Operating Subsidiaries solely in respect of Shares voted in favor of the Proposed Amendments by preferred stockholders, provided that (a) such Shares have not been tendered pursuant to the Tender Offer and (b) the Proposed Amendments are adopted.

7 CSW will pay the dealer manager(s) a fee based on negotiation and investigation of fees in similar transactions for any Shares tendered, accepted for payment and paid for pursuant to the Tender Offer and to reimburse the dealer managers for their reasonable out-of-pocket expenses, including attorney's fees. In addition, CSW has agreed to pay soliciting brokers and dealers a separate fee for any Shares tendered, accepted for payment and paid for pursuant to the Tender Offer. CSW expects to pay a depositary fee of approximately $30,000.

          If the Proposed Amendments are adopted, promptly after consummation of the Tender Offer, the Operating Subsidiaries will reacquire, at the respective Purchase Price, all the Shares tendered to and acquired by CSW pursuant to the Tender Offer, and the Operating Subsidiaries will thereupon retire and cancel such Shares. The Operating Subsidiaries intend to use their general funds to reacquire the Shares. If adoption of the Proposed Amendments is a condition to the Tender Offer and the Proposed Amendments are not adopted, CSW, subject to applicable law, may elect, but is not obligated, to waive adoption of the Proposed Amendments as a condition to its obligation to proceed with the Tender Offer. In that case, as promptly as practicable after CSW's waiver of such condition and its purchase of the Shares validly tendered pursuant to the Tender Offer, the Operating Subsidiaries (after requesting and receiving any additional Commission authorizations required under the Act) anticipate that they would each call a new special meeting of their respective common and preferred stockholders to solicit proxies therefrom for the same purpose, or would solicit consents for such purpose (i.e., to secure the requisite two-thirds affirmative vote of stockholders to amend the Articles to eliminate the 20% and 10% Limitations). In that case, CSW would vote any Shares acquired by it pursuant to the Tender Offer or otherwise (as well as all of its shares of Common Stock) in favor of the Proposed Amendments. If the Proposed Amendments are then adopted, and in any event within one year of the Expiration Date (including any extension thereof), the Operating Subsidiaries will promptly after such meeting, or request for consents in lieu of any meeting or at the expiration of such one-year period, as applicable, reacquire from CSW at the respective Purchase Price all of the Shares held by CSW, and each Operating Subsidiary will thereupon retire and cancel such Shares.
            The Companies further propose to issue and sell Junior Subordinated Debentures ("Debentures") through December 31, 2001. Each series of Debentures

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will mature in not more than 49 years in aggregate principal amounts of up to the following: (1) $500 million for CSW (2) $350 million for CPL; (3) $100 million for PSO; (4) $150 million for SWEPCO; and (5) $80 million for WTU. The Debentures are expected to be sold through negotiation with underwriters, agents or other entities. The Debentures will be offered for sale at an initial public offering price resulting in a yield to maturity which is not expected to exceed by more than 3.0% the yield to maturity on United States Treasury bonds of similar maturity at the time of pricing of the Debentures. The commission payable to agents or underwriters will not exceed 3.5% of the principal amount of the Debentures sold.
          The Companies may have the right to defer payment of interest on the Debentures for up to five years. However, the Companies may not declare and pay dividends (other than in common stock) on their outstanding stock if payments under the Debentures are deferred. The payment of principal, premium and interest on the Debentures will be subordinated in right of payment to the prior payment in full of senior indebtedness of the Companies. The Companies will agree to specific redemption provisions, if any, at the time of the pricing of the Debentures.
          If the Companies determine that it is not advisable to sell the Debentures directly to the public, each may organize a separate special purpose entity as either: (1) a limited liability company under the Delaware Limited Liability Company Act ("LLC Act") or another similar statute; (2) a limited partnership under the Delaware Revised Uniform Limited Partnership Act or another similar statute; or (3) a statutory business or other form of trust under the Delaware Business Trust Act or another similar statute ("Special Purpose Entity"). In the event that any Company organizes its Special Purpose Entity as a limited liability company, it may also organize a second special purpose wholly owned subsidiary ("Investment Sub") for the purpose of acquiring and holding Special Purpose Entity common stock to comply with the requirement under the applicable LLC Act that a limited liability company have at least two members. If any Company organizes its Special Purpose Entity as a limited

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partnership, it may also organize an Investment Sub for the purpose of acting, or may itself act, as the general partner of the Special Purpose Entity and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Entity to ensure that such Special Purpose Entity will have a limited partner to the extent required by applicable law.
          The Special Purpose Entities may then issue and sell at any time or from time-to-time, in one or more series through December 31, 2001, preferred securities ("Preferred Securities"), up to: (1) $500 million aggregate par or stated value or liquidation preference of Preferred Securities, with a par or stated value or liquidation preference of up to $100 per security in the case of CSW; (2) $350 million aggregate par or stated value or liquidation preference of Preferred Securities, with a par or stated value or liquidation preference of up to $100 per security in the case of CPL; (3) $100 million aggregate par or stated value or liquidation preference of Preferred Securities, with a par or stated value or liquidation preference of up to $100 per security in the case of PSO; (4) $150 million aggregate par or stated value or liquidation preference of Preferred Securities, with a par or stated value or liquidation preference of up to $100 per security in the case of SWEPCO; and (5) $80 million aggregate par or stated value or liquidation preference of Preferred Securities, with a par or stated value or liquidation preference of up to $100 per security in the case of WTU.
          Each Company and/or its respective Investment Sub will acquire all of the general partnership interests or common membership interests, as the case may be, or will become the grantor and holder of junior trust certificates, of the Special Purpose Entity in an amount up to 10% of the total equity capitalization or deposits from time-to-time of such Special Purpose Entity ("Equity Contribution"). Each Company may issue and sell to its Special Purpose Entity the Debentures, at any time or from time-to-time, in one or more series and such Special Purpose Entity will apply both the Equity Contribution made to

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it and the proceeds from the sale of Preferred Securities by it from time-to-time to purchase the Company's Debentures. The payment rate, terms, redemption and other similar provisions of the Preferred Securities will correspond to those of the Debentures purchased from the related Company.
          Each Company may also guarantee ("Guarantee"): (1) payment of dividends or distributions on the Preferred Securities of its Special Purpose Entity if and only to the extent such Special Purpose Entity has declared dividends or distributions out of funds legally available therefor; (2) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Entity or redemption of the Preferred Securities of such Special Purpose Entity; (3) certain additional amounts that may be payable in respect of such Preferred Securities; and/or (4) certain other matters.
          It is expected that for federal income tax purposes each Company's interest payments on the Debentures issued by it will be deductible and that its Special Purpose Entity will be treated as a trust or a partnership. If Preferred Securities are issued, any series may be redeemable at the option of the Special Purpose Entity issuing such series, with the consent or at the direction of the Company, at a price equal to their par or stated value or liquidation preference, plus any accrued and unpaid dividends or distributions, upon the occurrence of certain events. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. Each Company may also have the right to exchange the Preferred Securities of its Special Purpose Entity for the related Debentures of a Company.
          In the event that any Special Purpose Entity is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, it may also have the obligation to "gross up" the payments so that the holders of the Preferred Securities issued by the Special Purpose Entity will receive the same payment after such withholding or deduction as they would have

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received if no such withholding or deduction were required and the related
Company's true-up would be required to make corresponding payments under the Debentures. If any Special Purpose Entity is required to pay taxes with respect to income derived from interest payments on the Debentures issued to it, the related Company may be required to pay such additional interest on the Debentures as shall be necessary in order that net amounts received and retained by the Special Purpose Entity, after the payment of such taxes, shall result in its having such funds as it would have had in the absence of such payment of taxes.
          In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Entity, the holders of the Preferred Securities will be entitled to receive, out of the assets available for distribution to its members, partners or certificate holders, before any distribution of assets to the common membership interest holders, general partner, grantor or junior trust certificate holder of the Special Purpose Entity, an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.
          Each Company expects to apply the net proceeds of the Debentures to finance the retirement, through redemption, repurchase or otherwise of one or more series of outstanding first mortgage bonds or preferred stock, or any combination thereof, for the payment of outstanding short-term borrowings and for other general corporate purposes.
          The Companies propose to manage interest rate risk and/or lower their interests costs through the use of hedging products, including fixed-for-floating interest rate swaps and caps and collars. The Companies also request authorization to enter into reverse (or offsetting) interest rate swap arrangements, or other contractual arrangements, in order to limit the impact of anticipated movements in interest rates or offset the effects of existing interest rate swap agreements.
          For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                           Jonathan G. Katz
                                           Secretary